                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                         UNDER THE EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ____ )


                           FIRST STATE BANCORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   336453105
                     ----------------------------------------
                                 (CUSIP Number)

                         RICHARD J. PERRY JR., ESQUIRE
                            PERRY & ASSOCIATES, P.C.
                           1826 JEFFERSON PLACE, N.W.
                             WASHINGTON, D.C. 20036
                              TEL: (202) 775-8109

-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 JUNE 29, 1998
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject if this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___ .

Check the following box if a fee is being paid with this statement. _X_. A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item (1); and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.

Page 1 of 14 Pages                                      Exhibit Index at Page 13

 CUSIP NUMBER   336453105                              PAGE    2 OF  14    PAGES


---------------------------------------------------------------------------------------------------
     1.       NAME OF REPORTING PERSON/  S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

              Financial Institution Partners II, L.P. /36-4131559
---------------------------------------------------------------------------------------------------

     2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) ____
                                                                                  (b) ____
---------------------------------------------------------------------------------------------------
     3.       SOURCE OF FUNDS

              WC   OO
---------------------------------------------------------------------------------------------------

     4.       IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d) AN 2(e)

              NO
---------------------------------------------------------------------------------------------------

     5.       CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
---------------------------------------------------------------------------------------------------

  NUMBER OF SHARES        6.      SOLE VOTING POWER
      OWNED BY
   EACH REPORTING     -----------------------------------------------------------------------------
     PERSON WITH          7.      SHARED VOTING POWER

                                  132,170 SHARES
                      -----------------------------------------------------------------------------
                          8.      SOLE DISPOSITIVE POWER

                      -----------------------------------------------------------------------------
                          9.      SHARED DISPOSITIVE POWER

                                  132,170 SHARES
                      -----------------------------------------------------------------------------

 10.                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      132,170 SHARES
---------------------------------------------------------------------------------------------------
 11.                  DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
                      NO
---------------------------------------------------------------------------------------------------

 12.                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

                      5.11%
---------------------------------------------------------------------------------------------------

 13.                  TYPE OF REPORTING PERSON

                      PN
---------------------------------------------------------------------------------------------------

 CUSIP NUMBER  336453105                        PAGE    3      OF  14    PAGES


---------------------------------------------------------------------------------------------------
     1.       NAME OF REPORTING PERSON/  S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

              Hovde Capital, L.L.C./ 91-1825712
---------------------------------------------------------------------------------------------------

     2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) ____
                                                                                  (b) ____
---------------------------------------------------------------------------------------------------
     3.       SOURCE OF FUNDS

              AF
---------------------------------------------------------------------------------------------------

     4.       IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d) AN 2(e)

              NO
---------------------------------------------------------------------------------------------------

     5.       CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

  NUMBER OF SHARES        6.      SOLE VOTING POWER
      OWNED BY
  EACH  REPORTING     -----------------------------------------------------------------------------
     PERSON WITH          7.      SHARED VOTING POWER

                                  132,170 SHARES
                      -----------------------------------------------------------------------------

                          8.      SOLE DISPOSITIVE POWER
                      -----------------------------------------------------------------------------

                          9.      SHARED DISPOSITIVE POWER

                                  132,170 SHARES
---------------------------------------------------------------------------------------------------

 10.                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      132,170 SHARES
---------------------------------------------------------------------------------------------------
 11.                  DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
                      NO
---------------------------------------------------------------------------------------------------

 12.                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

                      5.11%
---------------------------------------------------------------------------------------------------

 13.                  TYPE OF REPORTING PERSON

                      CO
---------------------------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         The class of security to which this statement relates is the common stock, par value $.01 per share (the "Shares"), of First State Bancorporation (the "Issuer"). The address of the principal executive offices of the Issuer is 7900 Jefferson NE, Albuquerque, NM 87109.

ITEM 2.  IDENTITY AND BACKGROUND

         The persons filing this statement are Financial Institution Partners II, L.P. (the "Limited Partnership") and Hovde Capital, L.L.C., who are collectively referred to herein as the "Reporting Persons." The Limited Partnership is a Delaware limited partnership formed for the purpose of investing in, among other things, the equity securities of various financial institutions and financial services companies. Hovde Capital, L.L.C., a Nevada limited liability company, is the general partner (the "General Partner") of the Limited Partnership.

         Attached as Schedule 1 hereto and incorporated by reference herein is a list containing the principal business and the address of its principal business and office for the Limited Partnership and the General Partner as well as information required by (a) through (f) of this Item as to each executive officer, director and/or controlling person of the General Partner. The General Partner controls the Limited Partnership.

         None of the Reporting Persons or executive officers, directors or controlling persons of the General Partner has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The Reporting Persons do not believe that they constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. Nevertheless, the Reporting Persons are making this filing because of the possibility that they may be deemed a group, although each of the Reporting Persons disclaims any membership in, and the existence of, such a group. Neither the making of this filing nor any statement contained herein shall be deemed to be an admission by any of the Reporting Persons that a group exists.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Information regarding the source and amount of funds used by the Reporting Persons in acquiring beneficial ownership of their Shares is set forth in Schedule 2 attached hereto and incorporated herein by reference.





Page 4 of 14 Pages

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Persons have acquired the Shares for investment purposes and as set forth below:

         (a) Each of the Reporting Persons may independently acquire additional Shares or dispose of some or all of its Shares.

         (b)  None.

         (c)  None.

         (d)  None.

         (e)  None.

         (f)  None.

         (g)  None.

         (h)  None.

         (i)  None.

         (j)  None.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) (b) Schedule 3 hereto, which is incorporated by reference herein, sets forth, as of July 7, 1998, information relating to the aggregate number of Shares of the Issuer and the percentage of the outstanding Shares of the Issuer as of such date (based upon information provided by the Issuer, there are 2,587,794 Shares outstanding as of that date) as to each of the Reporting Persons.

         (c)  None.

         (d)  None.

         (e)  Not applicable.

         Each of the Reporting Persons disclaims beneficial ownership of Shares beneficially owned by any of the other Reporting Persons.





Page 5 of 14 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

Exhibit A- Consent Agreement pursuant to 17 C.F.R. Section 13d-1(f)(1)





Page 6 of 14 Pages

Signatures



         After reasonable inquiry and to the best of his/its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him/it is true, complete and correct.


                                                   FINANCIAL INSTITUTION PARTNERS II,
                                                   L.P., by its General Partner,
                                                   HOVDE CAPITAL, L.L.C.


                                           By:           /s/   Eric D. Hovde
                                                   ----------------------------------------------------------
                                                   Eric D. Hovde
                                           Its:    Manager



                                                   HOVDE CAPITAL, L.L.C.


                                           By:          /s/ Eric D. Hovde
                                                   --------------------------------------------------------
                                                   Eric D. Hovde
                                           Its:    Manager

Dated:     7/7/98
       ----------------





Page 7 of 14 Pages

                                   SCHEDULE 1

INFORMATION RELATING TO REPORTING PERSONS

                                                            PRINCIPAL BUSINESS AND
                                                            ADDRESS OF PRINCIPAL BUSINESS
         NAME                                               OR PRINCIPAL OFFICE
         ----                                               -----------------------------
Financial Institution Partners II, L.P.                     Limited partnership formed to make investments primarily in equity securities of financial institutions and financial services companies
                                                            1629 Colonial Parkway
                                                            Inverness, Illinois 60067
                                                            Organized: State of Delaware

Hovde Capital, L.L.C.                                       Limited liability company formed to serve as the general
                                                            partner of the Limited Partnership
                                                            1629 Colonial Parkway
                                                            Inverness, Illinois 60067
                                                            Incorporated: State of Delaware





Page 8 of 14 Pages

          INFORMATION RELATING TO EXECUTIVE OFFICERS, DIRECTORS AND/OR
                              CONTROLLING PERSONS

                     NAME                                PRINCIPAL OCCUPATION
                   ADDRESS                                  BUSINESS ADDRESS                         CITIZENSHIP
                 ------------                            -----------------------                ---------------------
                 Steven D. Hovde                         Investment banker                               U.S.
                 1629 Colonial Parkway                   Hovde Financial, Inc.
                 Inverness, Illinois 60067               1629 Colonial Parkway
                                                         Inverness, Illinois 60067
                                                         Investment banking firm

                 Eric D. Hovde                           Investment banker
                 1826 Jefferson Place, N.W.              Hovde Financial, Inc.                           U.S.
                 Washington, D. C.  20036                1826 Jefferson Place, N.W.
                                                         Washington, D. C.  20036
                                                         Investment banking firm





Page 9 of 14 Pages

                                   SCHEDULE 2

         The following table sets forth the amount and source of funds used by each Reporting Person in acquiring the Shares beneficially owned by it.


                                                                              AMOUNT
                                            TOTAL                             ORIGINALLY FINANCED/               SOURCE OF
         NAME                               CONSIDERATION                     CURRENT BALANCE                    FUNDS*
         ----                               -------------                     ---------------                    ------------
         Financial Institution             $3,054,790.26                     $1,527,395.13/                     Working Capital/
         Partners II, L.P.                                                   $1,527,395.13                      Line of Credit


         Hovde Capital, L.L.C.             $3,054,790.26                     $1,527,395.13/                     Line of Credit of
                                                                             $1,527,395.13                      Affiliate




------------------------------------------

* $1,527,395.13 was financed through a line of credit with NationsBanc Montgomery at Federal Funds rate +5/8.





Page 10 of 14 Pages

                                   SCHEDULE 3

         The following table sets forth the number and approximate percentage of Shares beneficially owned by each of the Reporting Persons. Each of the Reporting Persons has shared power to vote or to direct the vote and to dispose or to direct the disposition of the Shares of which each of them, respectively, possesses beneficial ownership.


                                                                                                  APPROXIMATE
                 NAME                                    NUMBER OF SHARES                          PERCENTAGE
                 ----                                    ----------------                       --------------
                 Financial Institution                          132,170                               5.11%
                 Partners II, L.P.

                 Hovde Capital, L.L.C.                          132,170                               5.11%





Page 11 of 14 Pages

                                   SCHEDULE 4


         DESCRIPTION OF TRANSACTIONS IN SHARES EFFECTED WITHIN 60 DAYS

The reporting persons effected the following transactions in the Shares within sixty (60) days of June 29, 1998.

                 TRANSACTION               AMOUNT OF                TRANSACTION                                    TRANSACTION
                    DATE                    SHARES                    PRICE                 BROKER                     TYPE
                 ---------------         ---------------         ---------------        ---------------            -------------
                 05/08/98                    1,000                   $24.500                 Keefe*                   Buy
                 05/15/98                    17,400                  $23.269                 Keefe*                   Buy
                 05/28/98                    40,000                  $23.125                 Keefe*                   Buy
                 06/09/98                    5,000                   $24.250                 Keefe*                   Buy
                 06/14/98                    28,970                  $23.188                 Keefe*                   Buy
                 06/17/98                    15,000                  $23.146                 Keefe*                   Buy
                 06/29/98                    7,500                   $23.125                 Keefe*                   Buy

--------------------
        * Keefe Bruyette Woods





Page 12 of 14 Pages

                                 EXHIBIT INDEX


                                                                                              Page
Exhibit A         Consent Agreement pursuant to 17 C.F.R. Section 13d-1(f)(1)                 13





Page 13 of 14 Pages